Exhibit 12.2
LEPERCQ CORPORATE INCOME FUND L.P.
and Consolidated Subsidiaries
For the years ended December 31,
($000’s)
RATIO OF EARNINGS TO FIXED CHARGES
Earnings	2017	2016	2015	2014	2013
Income (loss) before provision for income taxes, equity in earnings (losses) of non-consolidated entities and discontinued operations	$3,117	$(4,173)	$42,205	$40,689	$9,321
Interest expense	15,268	26,039	27,824	26,990	12,488
Amortization expense – debt cost	701	1,274	1,445	1,277	623
Cash received from joint ventures	408	324	150	15	—
Total	$19,494	$23,464	$71,624	$68,971	$22,432
Fixed charges:
Interest expense	$15,268	$26,039	$27,824	$26,990	$12,488
Amortization expense – debt cost	701	1,274	1,445	1,277	623
Capitalized interest expense	596	954	152	60	46
Total	$16,565	$28,267	$29,421	$28,327	$13,157
Ratio	1.18	N/A	2.43	2.43	1.70

N/A — Ratio is less than 1.0, deficit of  $4,803 exists at December 31, 2016.